SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

December 5, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto are a proxy statement and a proxy card in connection with Registrant's upcoming Special General Meeting of shareholders, scheduled for January 9, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: December 5, 2013

2

R.V.B. HOLDINGS LTD.

Dear Shareholder,

You are cordially invited to attend the special general meeting of the shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company”), to be held on January 9, 2014, at 10:00 a.m. (Israel time), or at any adjournment thereof, at the Company’s offices located at Moshe Aviv Tower 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel.

The Company’s formal notice of the Meeting, as published on November 26, 2013 and the Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on December 2, 2013 are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Yair Fudim, Chairman of the Board of Directors of the Company

R.V.B. HOLDINGS LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special general meeting of shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company”) will be held on January 9, 2014 at 10:00 a.m. Israel time, at the Company’s offices, located at Moshe Aviv Tower 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel.

The agenda of the Meeting shall be as follows:

1. Re-election of Mr. Jonathan Regev as an external director of the Company for a term of three years.

2. Subject to the approval of Proposal 1 above, approval of the Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law, 5759-1999.

The approval of Proposal 1 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or do not have personal interest in the election of Mr. Jonathan Regev (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposal 2 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the proposal, present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

Only shareholders of record at the close of business on December 2, 2013 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on January 7, 2013). The form of proxy card shall also be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at 7 Jabotinsky St., Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than December 12, 2013.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent ordinary shares of the Company conferring in the aggregate at least 25% of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the board of directors of the Company may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at 7 Jabotinsky St., Ramat-Gan, 52520, Israel, during normal business hours and by prior coordination with Mr. Ofer Naveh, CFO (tel: +972-3-6114933).

By Order of the Board of Directors, Yair Fudim, Chairman of the Board of Directors of the Company Dated: November 26, 2013

R.V.B. HOLDINGS LTD.

Moshe Aviv Tower 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel

_____________________________

PROXY STATEMENT
_____________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 9, 2014

This proxy statement is being solicited by our board of directors (the “Board of Directors”) of R.V.B. Holdings Ltd (the “Company”, “we”, “our”, “us”, and/or “RVB”) for use at our special general meeting of shareholders to be held at the Company’s offices on January 9, 2014, at 10:00 a.m. (Israel time), or at any adjournment thereof (the “Meeting”).  The record date for determining which of our shareholders is entitled to notice of, and to vote at the Meeting is as of the close of business on December 2, 2013 (the “Record Date”). As of November 28, 2013, we had 231,685,787 of our ordinary shares, nominal value NIS 1.00 (the “Shares”) outstanding and entitled to vote (excluding dormant shares).

At the Meeting, the shareholders of the Company are being asked to consider and resolve the:

3. Re-election of Mr. Jonathan Regev as an external director of the Company for a term of three years.

4. Subject to the approval of Proposal 1 above, approval of the Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on January 7, 2014). The form of proxy card was also furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and is available to the public on the SEC’s website at http://www.sec.gov.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposal, against the proposal or may abstain from voting on the proposal. Shareholders should specify their choices on the accompanying proxy card. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above at least 48 hours prior to the Meeting; or (iii) voting in person at the Meeting, provided the withdrawal of the proxy was requested at the Meeting.

Each Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the Board of Directors may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The approval of Proposal 1 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or do not have personal interest in the election of Mr. Jonathan Regev (other than a personal interest unrelated to relationships with a controlling shareholder of the Company) (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposal 2 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at 7 Jabotinsky St., Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than December 12, 2013.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about December 5, 2013. This proxy statement and the accompanying proxy card are also available to the public on the SEC’s website at http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL 1: RE-ELECTION OF MR. JONATHAN REGEV AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR A TERM OF THREE YEARS

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company.

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

Jonathan Regev has been our external director since April 2010 and completed his first three-year term service as an external director of the Company. The Company proposes to re-elect Mr. Regev to serve as an external director for an additional three-year term. The initial term of an external director is three years and may be extended for additional two terms of three years each. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit and compensation committee.

Mr. Regev has certified to the Company that he complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting.

Mr. Regev will be entitled to a remuneration package as previously approved by the shareholders of the Company. For further information regarding the remuneration package see Item 6.B of the Company’s Annual Report on Form 20-F, as was filed with the SEC on April 29, 2013. Such remuneration package is in accordance with the Company’s Compensation Policy as proposed on Proposal 2.

Herein below are details regarding Mr. Jonathan Regev:

Jonathan Regev is serving as our external director since April 2010. Mr. Regev serves as an external director at Aran Research and Development (1982) Ltd. and as the chairman of the board of directors at Nahalal FeedMill. Currently Mr. Regev serves as the COO at Phinergy Ltd. From 2007 to October 2012, Mr. Regev has been serving as Chief Executive Officer of Abnet Communications Ltd. From 2004 to 2006, Mr. Regev served as the Chief Financial Officer of Oblicore Inc. From 2000 to October 2004, Mr. Regev worked at Amdocs Management Limited in various positions including as Chief Operating Officer and Chief Financial Officer of Amdocs' CRM Division. From 1998 to 2000, Mr. Regev worked as the Director of Corporate Treasury, Budget Control and Chief Financial Officer Deputy of Nilit Ltd. From 1995 to 1997 he worked as the Controller and Director of Corporate Economics of the Strauss Group in Israel and from 1992 to 1995, Mr. Regev worked as Head of Industrial Control and Economic Department of the Manufacturing Division of Tadiran Electrical Appliances Ltd. Mr. Regev holds an M.A. in Economics from the Technion-Israel Institute of Technology and a Bs. in Physics from the Tel Aviv University.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to re-elect Mr. Jonathan Regev as an External Director of the Company for an additional term of three years, effecting as of April 22, 2013.”

PROPOSAL 2: SUBJECT TO THE APPROVAL OF PROPOSAL 1 ABOVE, APPROVAL OF THE COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS, IN ACCORDANCE WITH THE REQUIREMENTS OF THE ISRAELI COMPANIES LAW

Under Amendment No. 20 to the Companies Law which came into effect in December 2012, (“Amendment No. 20”), the employment terms of officers and directors of public companies, such as the Company, should be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors upon recommendation of the compensation committee and (ii) the shareholders of the Company, except in limited circumstances set forth in the Companies Law.  In accordance with Amendment No. 20, the Compensation Policy should be reviewed and re-approved every three years.

On November 19, 2013, following the recommendation of the compensation committee, the Board of Directors approved the Compensation Policy in accordance with the provisions of Amendment No. 20 for a three-year period in the form attached as Appendix A to this Proxy, and recommended its approval by the shareholders.  The considerations which guided the Company's compensation committee and Board of Directors in adopting this policy were: promoting the Company's best interests, its work plan and policy from a long-term perspective considering, inter alia, the Company's risk management policy, size and nature of its operations and, with regard to terms of office and employment which include variable components, the officer's contribution to achieving the Company's objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer's role.

The Compensation Policy was prepared with due consideration to the Company's nature of operations in the waste management sector, territories in which the Company operates, market size, as well as to other criteria concerning the Company's cash position, capitalization and shareholders' equity.

The principles of the Compensation Policy were established after internal discussions by the compensation committee and by the Board of Directors, as well as consultation with an external advisor. The Compensation Policy principles were designed to achieve a proper, fair and well-considered remuneration of Company officers, to ensure that officer compensation is aligned with the Company's best interests and its overall organizational strategy with due consideration to the Company's risk management policy, and to concurrently result in a sense of identification of Company officers with the Company and its operations, to increase officer satisfaction and motivation and to preserve high-quality officers in the Company's service for a long time.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve, subject to the approval of Proposal 1 above, in compliance with the requirements of the Companies Law, the Compensation Policy for the Company's directors and officers, in the form attached hereto as Appendix A, and as previously approved by the Board of Directors at the recommendation of the compensation committee, for a term of three years from approval by this Meeting.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files special and other reports with, and furnishes other information to the SEC. You may read and copy any reports, statements or other information we file or furnish at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, DC. 20549, at the SEC’s prescribed rates. Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room. The address of this website is http://www.sec.gov.

The Company is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in Rule 405 under the Securities Act of 1933, as amended. As a result, it files special reports pursuant to Section 13 of the Exchange Act on Form 20-F and furnishes reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Exchange Act regarding foreign private issuers, the proxy solicitations of the Company are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in its equity securities by their officers and directors are exempt from Section 16 of the Exchange Act.

By Order of the Board of Directors, Yair Fudim, Chairman of the Board of Directors of the Company Dated: December 2, 2013

Appendix A

Compensation Policy

[Free Translation From the Hebrew Version]

Compensation Policy for Directors and Officers

R.V.B. Holdings Ltd. (the “Company”)

1.             General

1.1	This document comprises the Compensation Policy for directors and officers (“Officers”)1 of the Company, as defined in section 267A (a) of the Companies Law, 5759-1999 (the “Companies Law”).

1.2
In accordance with the provisions of Section 118B of the Companies Law, the Board of Directors of the Company may appoint a compensation committee. The committee is intended to advise the Board of Directors with regard to updating and/or amending and/or making additions to the principles of compensation and performing the remaining functions thereof according to the provisions of said Section 118B (the “Compensation Committee”).

The Compensation Committee of the Company shall include three members and shall comprise all members of the Company’s audit committee, as of the date of adopting the Compensation Policy.

1.3
Based on the Compensation Policy, as to be specified herein below, annual compensation plans shall be determined for Officers in the Company. The Board of Directors, on the recommendation of the Compensation Committee, shall approve the compensation plans for Officers each year.

1.4
The aim of this document is to determine guidelines with regard to the manner of compensation for Officers in the Company. These guidelines shall take into consideration principles that facilitate the proper balance between the wish to compensate Officers for their successes and the need to ensure that the compensation structure complies with the business strategy and general organizational strategy of the Company over time.

1.5
Nothing in this Compensation Policy shall grant Officers and employees of the Company or any third party any right or benefit in connection with their employment by the Company. Such rights and benefits shall be in accordance with and subject to personal employment agreements.

1 “Officer” – As defined in the Companies Law – general manager, chief business manager, deputy director general, vice-general manager, any person filling any of these positions, in the Company even if he holds a different title, and director or any other manager directly subordinate to the general manager.

[Free Translation From the Hebrew Version]

2.             Elements of the Compensation Package

2.1
The comprehensive compensation of Officers in the Company shall be composed of several elements of compensation so that each element is intended to compensate the employee for a different part of his contribution to the Company:

2.1.1
Fixed Basic Salary – This element of compensation is intended to compensate the employee for the time invested in executing his role in the Company and for the performance of the ongoing tasks of the position on a daily basis. The basic salary expresses the qualifications of the employee (such as his experience, the knowledge that he brings to the job, his expertise in the field of employment, education, professional certifications, etc.) while taking into consideration the level of responsibility imposed on him and the demands of the position that are derived therefrom.

2.1.2
Additional Conditions – The element of compensation for additional conditions is constructed of two levels: (1) Basic Level– this level secures the additional conditions determined in law, such as pension savings, allocations for severance pay, insurance for loss of earning capacity, vacation days, sick days, convalescence, travel expenses, etc.; (2) Extended Level – this level secures additional conditions that are customary and accepted in the employment market, such as professional enhancement fund savings, subsidy for meal expenses, making a vehicle available for the fulfillment of the position, laptop, etc.

2.1.3
Variable Compensation Dependent on Performance (Grants/Bonuses/Incentives) – This element of compensation is intended to compensate an Officer for personal achievements that reflect his contribution to achieving Company objectives, in general. As a rule, insofar as the employee holds a more senior position, the greater the variable compensation will be to which he will be entitled in relation to other employees.

2.1.4
Variable Capital Compensation – This compensation element is intended to create proximity of interests between increasing value for shareholders of the Company, as this is expressed in the rise in share value of the Company and the compensation given to managers and employees of the Company. Due to the long-term nature of capital compensation plans, these support the Company’s capability to retain its senior managers in positions for long periods.

[Free Translation From the Hebrew Version]

2.2
The Compensation Policy shall take into consideration a suitable balance between the variable elements (variable compensation dependent on performance and/or variable capital compensation) and the fixed elements (fixed basic salary and additional conditions in terms of cost to the Company), in order to make certain that the variable elements do not create conflicts with the nature of the Company and comprehensive interest thereof.

2.3
The performance of Officers shall be examined in relation to the level of performance and in relation to the level of risk that Officers undertake. The examination shall take into consideration the Company’s risk management policy as determined in advance by the Company’s Board of Directors so that the Compensation Policy does not create incentives to taking risks beyond Company policy.

2.4	The performance of Officers shall be examined in respect of the long-term and shall include at least one calendar year.

2.5	With respect to the Compensation Policy, the following terms shall have the meaning that is stated alongside:

2.5.1	“Basic Salary” – Gross salary.

2.5.2	“Cost of Salary” – Gross salary with the addition of social benefits and additional conditions in terms of the cost to the employer.

2.5.3	“Compensation Package” – The total cost of compensation in terms of the cost to the employer, including the cost of the salary, bonuses, and the value of options to the year of maturity.

2.5.4	“Additional Conditions” – Allocations for social benefits and additional benefits in terms of the cost to the employer.

3.             Manner of Determining Compensation

3.1	Benchmark (Market Comparison) – Comparing the compensation package customary in the relevant market with similar positions in similar companies;

3.1.1	For purposes of comparison, companies will be chosen based on meeting as many, to the extent possible, of the following criteria:.

3.1.1.1	Public companies that are engaged in similar fields insofar as possible to the Company’s field of activity;

[Free Translation From the Hebrew Version]

3.1.1.2	Public companies whose market value is similar to that of the Company and/or that have similar financial features;

3.1.2	The comparison shall encompass all elements of the compensation package insofar as the information is available.

3.2	Internal Comparison – The relation between the compensation for Officers and the compensation for other employees of the Company and subsidiaries (in this section – “Company Employees”)

3.2.1
The Company deems it significant to provide suitable compensation to all Company employees and to maintain reasonable disparities between the comprehensive compensation for Officers and the comprehensive compensation for other Company employees.

3.2.2	The Compensation Policy of the Company determines that

3.2.2.1
The annual compensation package of the chief executive officer (“CEO”) of the Company shall not exceed ten (10) times the average annual compensation package of Company employees and shall not exceed fifteen (15) times the median of the annual compensation package of the Company.

3.2.2.2
The annual compensation package of the chairperson of the Board of Directors shall not exceed six (6) times the average annual compensation package of Company employees and shall not exceed twelve (12) times the median of the annual compensation package of the Company.

3.2.2.3
The annual compensation package of the executive vice presidents of the Company shall not exceed six (6) times the annual average compensation package of Company employees and shall not exceed twelve (12) times the median of the annual compensation package of the Company.

3.3
The conditions of tenure and employment of Officers in the Company shall be approved while noting and taking into consideration the principles specified herein below insofar as these are relevant to the Officer with respect to whom the rules have been determined:

3.3.1	the education, qualifications, expertise, professional experience and achievements of the Officer;

[Free Translation From the Hebrew Version]

3.3.2	the position of the Officer, the fields of responsibility and prior wage agreements with him;

3.3.3
the relation between the conditions of tenure and employment to the salary of all other employees of the Company and employees of the contractor, and in particular the relation to the average and median salaries of employees, as aforesaid, and the effect of the disparities between them on employment relations in the Company;

3.3.4
With respect to an adjustment period: the effect of the period of tenure, the terms of employment, the performance of the Officer in achieving Company objectives and raising Company profits and the circumstances of retirement on the adjustment period grant.

3.4	The minimum requirements of the positions of the Officers are specified in Appendix A attached hereto to this document.

3.5
In order to ensure congruence among all the elements of compensation, the possible range of relations between the elements of the comprehensive compensation package in terms of a full-time position for a given year for Officers in the Company is expressed in the following table:

Position	Fixed Compensation Fixed Basic Salary (In terms of cost to the Company) And Additional Conditions	Variable Compensation* (Variable compensation in cash and variable capital compensation)
Chairperson of the Board of Directors	100%	Up to 150%**
CEO	100%	Up to 200%
Executive Vice Presidents	100%	Up to 100%***

*
The ceiling for variable compensation shall be calculated actually in each case in relation to the total compensation determined in terms of a 100% position and will not be affected by changes in the extent of the position.

**
In the case of a chairperson of the Board of Directors who is entitled solely to a director’s salary, the total of capital compensation will be limited to up to 50% of the amount of the variable capital compensation of the CEO.

***
In the case of a deputy managing director who is entitled solely to the capital element (for example, in the event that he serves by virtue of a management agreement), the total of capital compensation will be limited to up to 50% of the amount of the variable capital compensation of the CEO.

[Free Translation From the Hebrew Version]

4.             Basic Salary

4.1
As aforesaid, the basic salary that is fixed is intended to compensate Officers for the time invested in the performance of the position in the Company and for the performance of the ongoing tasks of the position on a daily basis.

4.2
The basic salary expresses the qualifications of the employee, such as his experience, the knowledge that he brings to the position, the expertise in the field of occupation, education, professional certification, etc., while taking into consideration the level of responsibility imposed on him and the requirements of the position that are derived therefrom.

4.3	Each year, the basic salary of Officers will be linked to the rise in the Consumer Price Index.

4.4	Directors’ Salaries

4.4.1
The salaries of external directors and other directors who do not receive any other compensation whatsoever from the Company shall be determined in accordance with the Companies Regulations (Rules with Regard to Compensation for an External Director) 5760-2000 and Companies Regulations (Reductions for Companies Whose Securities Are Registered for Trade on a Stock Exchange Outside of Israel) 5760-2000.

4.4.2	Section 5.10 herein below shall apply to directors as well as to external directors.

4.4.3	With regard to the allocation of options to directors, see Section 8.3 herein below.

[Free Translation From the Hebrew Version]

5.	Additional Conditions and Benefits for Officers with Whom Employer-Employee Relations Are Maintained

The Company, with the approval of the Board of Directors and subject to the recommendation of the Compensation Committee, may approve for an Officer additional conditions to the basic salary, including, inter alia, as specified herein below:

5.1
Allocations for pensions and insurance of loss of working capacity – The Company shall allocate from the fixed salary in favor of a pension arrangement to be selected by the Officers. The percentage of allocations shall be in accordance with the rate that was determined in the general permit issued by virtue of Section 14 of the Severance Pay Law. The allocation for loss of the capacity to work shall be up to 2.5%.

5.2
Severance Pay – Officers shall sign the text of a general authorization of the Minister of Labor on the matter of Section 14 of the Severance Pay Law and the Company shall set aside the severance pay for Officers to a pension fund / directors’ insurance fund in accordance with their choice with regard to allocations for insuring pensions.

5.3
Professional Enhancement Fund – The Company shall set aside each month 7.5% of the salary of an Officer and shall deduct an additional 2.5% from his salary and shall transmit these amounts to a professional enhancement fund in accordance with the choice of the Officer.

5.4	Vehicle – The Company shall make a vehicle available to an Officer.

5.5	Cellular Phone – The Company shall make a cellular phone available to an Officer.

5.6
Meals / Allowance for Daily Expenses / Allowance for Daily Expenses Abroad – An Officer shall be entitled to make use of a payment arrangement for meals during the course of his work hours as to be determined by Company procedures for all Company employees.

5.7
Annual Leave – An Officer shall be entitled to annual leave that shall be no less than that which is required according to the Annual Leave Law and shall not exceed 24 vacation days per annum. Officers may accumulate their vacation days over a period of up to 18 months.

5.8
Sick Leave – An Officer shall be entitled to be absent from work due to illness in accordance with the sick days limit determined in law. An Officer shall be entitled to full payment for the days on which he was absent from work due to illness commencing on the first day of absence.

[Free Translation From the Hebrew Version]

5.9	Convalescence Pay – An Officer shall be entitled to payment for convalescence in accordance with the law.

5.10
Exemption, Indemnity and Insurance of Officers – Officers shall be entitled to receive exemption and indemnity documents with the text authorized or to be authorized by the Compensation Committee, the Board of Directors and shareholders of the Company from time to time. Without derogating from the aforesaid, Officers shall be covered with professional liability insurance that the Company will purchase from time to time.

5.11
Officers Who Are Not Israelis – In the event that the Company hires Officers who are not Israelis, the Company may grant these employees additional conditions and benefits as customary in the country in which they have been hired.

6.             Conditions of Terminating Service

6.1           Early Notice

Subject to the approval of the Board of Directors and the recommendation of the Compensation Committee, an Officer shall be entitled to a period of early notice in accordance with the following table:

Position	Maximum Period of Early Notice
Chairperson of the Board of Directors	Up to 90 days
CEO	Up to 180 days
Executive Vice Presidents	Up to 90 days

The Compensation Committee shall determine the period of early notice for each Officer prior to signing an employment agreement with the Officer. During the period of early notice, an Officer shall be required to continue to fulfill his position, unless the Board of Directors decides to release him from this obligation. The Officer shall be entitled to the continuation of all conditions of employment without any change.

[Free Translation From the Hebrew Version]

6.2           Adjustment Period

Officers shall be entitled, subject to the approval of the Board of Directors and the recommendation of the Compensation Committee, to a one-time adjustment grant in terms of salary* that is not to exceed the amount specified in the table following herein below:

Position	Employed by Company 2-5 Years	Employed by Company 5-10 Years	Employed by Company 10 Years or more
Chairperson of the Board of Directors	5	7	10
CEO	6	8	12
Executive Vice President	3	4	6

* “Salary” refers to the basic salary and additional conditions in terms of the cost to the Company of monthly compensation.

Adjustment grants shall be approved for officeholders, provided that the departure of the Officer does not involve circumstances that justify revoking severance pay.

6.3
Non-Competition – Officers shall undertake in writing, at the time of signing the employment agreement with the Company, to refrain from competition with the Company for a period to be determined by the Board of Directors, commencing on the date of their retirement from Company. The period of early notice to be granted to an employee, apart from that which is determined in law, as well as the adjustment grant to be paid to an Officer, if and insofar as he shall be entitled to these, shall fall within the confines of additional special proceeds, apart from the special proceeds to be paid thereto within the framework of his salary, in respect of the employee’s undertakings for non-competition.

7.             Variable Cash Compensation/Annual Bonus

7.1
The Compensation Policy of the Company is based, inter alia, on the assumption to the effect that comprehensive compensation of Officers in the Company shall be affected considerably by the business results of the Company, expressed in fact by the profitability of the Company and the personal contribution of each Officer to the achievement thereof.

[Free Translation From the Hebrew Version]

7.2
In accordance with the aforesaid, subject to the approval of the Board of Directors and the recommendation of the Compensation Committee, Officers of the Company shall be entitled to an annual grant (annual bonus) on account of the attainment of the financial objective derived from the annual profits of the Company2 to be paid in terms of the rate from profit as aforesaid and/or in respect of meeting objectives to be defined for each Officer in respect of the year in which the bonus is granted to the Officer, up to a bonus limit to be determined in the annual bonus plan. The Compensation Committee and Board of Directors shall determine the objectives at the beginning of the year or at the beginning of the period of employment in respect whereof a bonus shall be granted.

7.3	The Company may grant up to 20% of the annual bonus based on the discretion of the CEO and/or the Board of Directors, as the case may be.

7.4
Annual bonuses of Officers, approved by the Compensation Committee and the Board of Directors, shall be paid to Officers together with the first salary to be paid following the approval of the bonuses by the Board of Directors.

7.5
In the event that the date of terminating employment of an Officer falls before the end of the calendar year, the Company may pay the Officer a full or partial annual bonus. This annual bonus shall be payable at the same time as determined in Section 7.4.

7.6
On the date of the bonus grant, Officers shall undertake to repay the Company the amount of the bonus or part thereof in the event that in the future, it turns out   that the bonus was granted based on data that turned out to be erroneous, and were presented again in Company financial statements during a period of twelve consecutive quarterly financial statements subsequent to the approval of the bonus. For the avoidance of doubt, this condition shall not apply in the event that the financial statements were presented again as the result of a change in the customary rules of accounting. Furthermore, the Compensation Committee may waive the requirement of repayment in exceptional cases in which repayment would be unfeasible, impractical or ineffective in commercial or legal terms.

7.7
In exceptional cases wherein grounds have been given by the Board of Directors, payment of a bonus may be deferred, at the most up to an inclusive period of two quarters (linked to the Consumer Price Index).

2 Annual pre-tax profit, which is defined as the annual pre-tax consolidated profit of the Company according to consolidated financial statements, with the deduction of the share attributed to minority rights, with the addition of pre-tax equity profits from companies included and with the addition of earnings from activity halted prior to tax and with the neutralization of the gross amount of the grant/losses of revaluation of assets that have not yet been realized.

[Free Translation From the Hebrew Version]

7.8	The annual bonus to each of the Officers shall not exceed the amount of NIS 1.5 million per annum and shall be subject to the contents of Section 3.5 above.

8.             Capital Compensation

8.1
Seeing the advantages inherent in capital compensation plans, as aforesaid, the Company shall offer Officers thereof, who are not controlling shareholders in the Company, the option of participating in a capital compensation plan according to the rules specified herein below:

8.1.1	Frequency of bonus – once every two (2) years;

8.1.2	The value (on the date of granting) of an options package to be allocated to a single Officer shall not exceed 150% of the amount of the cost of the annual salary of the Officer;

Likewise, the rate of comprehensive allocation to all Officers and other employees of the Company and a subsidiary shall not exceed 15% of the issued share capital of the Company for the same date;

8.1.3	The price of exercise of the option units – shall be no less than the market price3;

8.1.4	The vesting period - up to three (3) years;

8.1.5	The date of expiration of option units - after five (5) years;

8.1.6	The conditions of termination (as the result of dismissal, resignation and incidents of death or disability, Heaven forbid) and in a change of ownership.

8.2	An options plan shall be defined so that it meets the requirements of all provisions of the relevant law and, insofar as possible, the provisions of Section 102 of the Income Tax Ordinance.

8.3
The Company can issue options to directors on the date of their appointment or on the date of renewal of their appointment and in accordance with all provisions of law that shall apply on the date of allocation. Allocation to directors by the Board of Directors shall be made in accordance with the provisions of the ordinary option plan of the Company and from a reserve that has been determined in the plan. The value (on the date of granting) of an options package that will be allocated to a single director shall not exceed NIS 150,000 per annum.

3 According to an average of three days of trade on the Stock Exchange

[Free Translation From the Hebrew Version]

8.4	The Company can allocate options to Officers in its subsidiaries in accordance with the principles determined in Section 8.1 above.

9.             Policy, Oversight and Auditing of Compensation of Officers

The procedure of approving the Compensation Policy for Officers by the Board of Directors of the Company shall be implemented as specified herein below:

9.1
Compensation for Officers, as aforesaid, shall be authorized in accordance with the Compensation Policy. As to be approved by the Board of Directors of the Company and following the recommendation of the Compensation Committee, the Company shall act subject to all provisions of law, current and future, which concern the Compensation Policy of the Company.

9.2
The Board of Directors is responsible for the management of compensation plans and the implementation thereof and of all actions required for this purpose, including the authority to interpret the provisions of the Compensation Policy in any event of doubt with respect to the manner of the implementation thereof.

9.3
The Company’s Board of Directors shall examine periodically, and at least once a year, the Compensation Policy that has been determined and shall update it if necessary, after receiving the recommendation of the Compensation Committee. In accordance with the aforesaid, each year prior to passing a resolution with regard to providing compensation in accordance with this policy, the Board of Directors may decide to reduce and/or revoke the amounts of the bonuses that have been determined for the aforesaid reasons in the Compensation Policy, and particularly due to the results of the Company in terms of a three-year outlook (the year prior to the relevant year and the challenges anticipated during the year to follow it).

9.4
Insofar as deemed proper, the Board of Directors and the Compensation Committee shall utilize the assistance of external advisors for the purpose of formulating and/or updating the Compensation Policy and overseeing and auditing the policy, as it has been determined.

[Free Translation From the Hebrew Version]

Appendix A – Qualifications and Areas of Responsibility

1.             Position: Chief Executive Officer

1.1	Education and Qualifications: Fulfillment in full of all the requirements specified herein below:

(i)	Relevant academic degree;

(ii)	At least 5 years experience in business management in a field similar to the field of Company activities; and

(iii)	At least 10 years experience in different levels of management.

1.2	Areas of Responsibility: Responsible for managing all Company activity and the business strategy plan.

The Board of Directors may waive the aforesaid education and qualifications requirements, in full or in part, if it believes that the said officer has another advantage that compensates for the absence of these qualifications.

2.             Position: Chairperson of the Board of Directors

2.1	Education and Qualifications: Fulfillment in full of all the requirements specified herein below:

(iv)	Relevant academic degree;

(v)	At least 5 years experience in business management in a field similar to the field of Company activity; and

(vi)	At least 10 years experience in different levels of management.

2.2	Areas of Responsibility: Responsible for the management of all Company activity and the business strategy plan

The Board of Directors may waive the aforesaid education and qualifications requirements, in full or in part, if it believes that the said officer has another advantage that compensates for the absence of these qualifications.

3.             Position: Chief Financial Officer

3.1	Education and Qualifications: Fulfillment in full of all the requirements specified herein below:

(vii)	Certified Accountant holding a relevant academic degree; and

(viii)	Prior relevant experience of 5 years in accounting firms, and/or in a public or a private Company.

3.2	Areas of Responsibility: Management of the financial system of the Company, including financial statements and auditing

The Board of Directors may waive the aforesaid education and qualifications requirements, in full or in part, if it believes that the said officer has another advantage that compensates for the absence of these qualifications.

[Free Translation From the Hebrew Version]

4.             Position: Other Executive Vice Presidents

4.1	Education and Qualifications: Fulfillment in full of all the requirements specified herein below:

(ix)	Relevant academic degree; and

(x)	Prior experience relevant to the position as to be determined by the CEO.

The Board of Directors may waive the aforesaid education and qualifications requirements, in full or in part, if it believes that the said officers have another advantage that compensates for the absence of these qualifications.

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

R.V.B. HOLDINGS LTD.

January 9, 2014

Please sign, date and mail
your proxy card in the
envelope provided as soon as possible.

ˆ Please detach along perforated line and mail in the envelope provided. ˆ

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN

1.	Re-election of Mr. Jonathan Regev as an external director of the Company for a term of three years, effecting as of April 22, 2013.	☐	☐	☐

		YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal 1 (other than a personal interest unrelated to relationships with a controlling shareholder of the Company)? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 1).
		☐	☐

		FOR	AGAINST	ABSTAIN

2.	Subject to the approval of Proposal 1 above, approval of the Compensation Policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law, 5759-1999.	☐	☐	☐

		YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 2).
		☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

R.V.B. HOLDINGS LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS
January 9, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of R.V.B. Holdings Ltd. (the “Company”), do hereby nominate, constitute and appoint Yair Fudim and Ofer Naveh, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 1.00 per share, of the Company, held in my name on its books as of December 2, 2013 at the Special General Meeting of Shareholders to be held on January 9, 2014 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will be voted "FOR" Proposals 1 and 2 if "personal interest and control shareholder" is properly indicated on the reverse side by the undersigned shareholder.  Should  any  other  matter requiring  a  vote  of  the  shareholders  arise,  the  proxies  named  above  are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)